Exhibit (a)(5)(B)

NEWS RELEASE Company Contact: Tony Trunzo +1 503.498.3547

FLIR Systems Announces Final Results of Exchange Offer for its

3% Senior Convertible Notes Due 2023

PORTLAND, OR — March 10, 2009 — FLIR Systems, Inc. (NASDAQ:FLIR) today announced the final results of its exchange offer (the “offer”) for any and all of its 3% Senior Convertible Notes Due 2023 (the “Notes”). The offer expired at 5:00 p.m., New York City time, on Monday, March 9, 2009.

In the offer, $99,870,000 principal amount of Notes, representing approximately 52.2% of the aggregate principal amount of Notes outstanding prior to the offer, were validly tendered and not withdrawn as of the offer’s expiration. FLIR has accepted all such Notes for exchange, and the settlement and exchange of cash and shares of FLIR’s common stock for such validly tendered and accepted Notes will be made promptly.

In the aggregate, the offer will result in the retirement of $99,870,000 principal amount of Notes, the issuance of 9,000,522 shares of FLIR’s common stock and the payment of $1,997,440 (including cash in lieu of fractional shares) to participating holders of validly tendered and accepted Notes. Following settlement of the offer, approximately $91,549,000 principal amount of Notes will remain outstanding.

Forward-Looking Statements

This release may contain forward-looking statements. Such statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including the following: changes in demand for the Company’s products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing, the Company’s continuing compliance with US export control laws and regulations, constraints on supplies of critical components, excess or shortage of production capacity, actual purchases under agreements, the continuing eligibility of the Company to act as a federal contractor, the amount and availability of appropriated government procurement funds and other risks discussed from time to time in the Company’s Securities and Exchange Commission filings and reports. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions. Such forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release, or for changes made to this document by wire services or Internet service providers.

About FLIR Systems

FLIR Systems, Inc. is a world leader in the design, manufacture, and marketing of thermal imaging and stabilized camera systems for a wide variety of thermography and imaging applications including condition monitoring, research and development, manufacturing process control, airborne observation and broadcast, search and rescue, drug interdiction, surveillance and reconnaissance, navigation safety, border and maritime patrol, environmental monitoring and ground-based security.